UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Nuveen Asset Management	Amendment No. 2 to
First American Strategy Funds, Inc.	Application Pursuant to Section 6(c) for an
First American Investment Funds, Inc.	Order of Exemption from Rule 12d1-2(a)
and
Nuveen Investments, LLC	File No. 812-13839
Please direct all written and oral communications
concerning this application to:
James D. Alt
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, Minnesota 55402
Phone: (612) 340-2803
Fax: (612) 340-8738
alt.jim@dorsey.com
With a copy of written communications to:
Kathleen L. Prudhomme
FAF Advisors, Inc.
BC-MN-H04N
800 Nicollet Mall, 4th Floor
Minneapolis, Minnesota 55402
Phone: (612) 303-3738
Fax: (612) 303-4223
kathleen.prudhomme@fafadvisors.com

I. INTRODUCTION
     Nuveen Asset Management (“NAM”), First American Strategy Funds, Inc. (“FASF”), First American Investment Funds, Inc. (“FAIF”) and Nuveen Investments, LLC (“Nuveen Investments” and, collectively with NAM, FASF and FAIF, “Applicants”) hereby file this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company or series thereof that is advised by NAM or an entity controlling, controlled by, or under common control with NAM (each, an “Advisor”) that is in the same group of investment companies as defined in Section 12(d)(1)(G) of the Act and that invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (each a “Fund of Funds”1), also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt any entity controlling, controlled by or under common control with NAM or Nuveen Investments that now or in the future acts as principal underwriter with respect to the transactions described herein.
     The investment adviser to FASF and FAIF currently is FAF Advisors, Inc. (“FAF Advisors”), a wholly-owned subsidiary of U.S. Bank National Association (the “Bank”). The Bank and FAF Advisors entered into an agreement on July 29, 2010 with NAM, Nuveen Investments, Inc. and their parent company Windy City Investments Holdings, L.L.C. to

[1]	Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and conditions in the Application.

transfer identified assets associated with FAF Advisors’ management of FASF and FAIF to NAM in exchange for cash and an ownership interest in NAM’s and Nuveen Investments, Inc.’s parent company. As part of this transaction (the “Proposed Transaction”), and subject to approval by the shareholders of FASF and FAIF2 and satisfaction of other conditions, NAM will replace FAF Advisors as the investment adviser to FASF and FAIF. FASF, FAIF, FAF Advisors and Quasar Distributors, LLC previously obtained exemptive relief from the Commission permitting funds of funds relying on Rule 12d1-2 under the Act to invest in Other Investments.3 The relief sought in this Application would enable FASF and FAIF to continue operating in the same fashion without interruption when NAM becomes their investment adviser. Applicants will not rely on the requested order until the closing of the Proposed Transaction. Once the requested order is issued and the Proposed Transaction is closed, Applicants will cease to rely on the Prior Order.
II. APPLICANTS
     A. Nuveen Asset Management. Nuveen Asset Management is organized as a Delaware corporation and is a wholly owned subsidiary of Nuveen Investments, Inc., a privately held company. NAM is registered as an investment adviser and all future Advisors will be registered as investment advisers under the Investment Advisers Act of 1940, as amended. NAM provides asset management services to mutual funds, closed-end funds and private accounts, and it currently serves as investment adviser to a number of registered investment companies. When the Proposed Transaction is completed, NAM also will serve as investment adviser to each existing series of FASF and FAIF.
     B. First American Strategy Funds, Inc.

[2]	FASF and FAIF filed preliminary proxy statements pertaining to the Proposed Transaction with the Commission on October 22, 2010. Shareholder meetings are scheduled for December 17, 2010.

[3]	First American Strategy Funds, Inc., et al., Investment Company Act Release Nos. 28683 (March 31, 2009) (notice) and 28715 (April 28, 2009) (order) (the “Prior Order”).

     FASF is organized as a Minnesota corporation and is registered under the Act as an open-end management investment company.4 Each existing series of FASF operates as a “fund of funds” which invests in series of FAIF in reliance on Section 12(d)(1)(G) of the Act and, in reliance on Rule 12d1-2(a)(2), in other securities that are not issued by an investment company.5 FASF and FAIF are part of the same “group of investment companies” within the meaning of Section 12(d)(1)(G)(ii) of the Act. After the Proposed Transaction is completed, FASF and FAIF will continue to be part of the same “group of investment companies” within the meaning of Section 12(d)(1)(G)(ii). The existing series of FASF presently invest in Other Investments in reliance on the Prior Order.
     C. First American Investment Funds, Inc.
     FAIF is organized as a Maryland corporation and is registered under the Act as an open-end management investment company.6 Series of FAIF presently invest both in securities (as defined in Section 2(a)(36) of the Act) which are not issued by investment companies and in Other Investments but also may invest in Underlying Funds in the future.
     Applicants recognize that under Section 12(d)(1)(G)(i)(IV) of the Act no Fund of Funds may invest in an Underlying Fund unless the Underlying Fund has in place a policy prohibiting its investment in funds that rely on Sections 12(d)(1)(F) or 12(d)(1)(G). Applicants are not seeking relief from Section 12(d)(1)(G)(i)(IV).
     D. Nuveen Investments, LLC
     Nuveen Investments is organized as a Delaware limited liability company and is a wholly owned subsidiary of Nuveen Investments, Inc. Nuveen Investments is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is the distributor for each registered open-end investment company for which NAM presently acts as

[4]	As part of the Proposed Transaction, FASF will change its name to “Nuveen Strategy Funds, Inc.”

[5]	Before Section 12(d)(1)(G) was enacted, the series of FASF operated as “funds of funds” pursuant to exemptive relief granted in First American Strategy Funds, Inc., et al., Investment Company Act Release Nos. 22173 (Aug. 26, 1996) (notice) and 22241 (Sept. 23, 1996) (order).

[6]	As part of the Proposed Transaction, FAIF will change its name to “Nuveen Investment Funds, Inc.”

investment adviser. When the Proposed Transaction is completed, Nuveen Investments also will serve as the distributor for each existing series of FASF and FAIF.
III. APPLICANTS’ PROPOSAL
     Each Fund of Funds will invest in Underlying Funds as set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, such Funds of Funds also be permitted to invest in Other Investments, as FASF and FAIF are now are permitted to do pursuant to the Prior Order. The Funds of Funds will comply with Rule 12d1-2 under the Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow such Funds of Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a)(2) (i.e., stocks, bonds and other securities that are not issued by an investment company). In addition, there may be times when using a derivative instrument may allow such a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.
     Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. NAM believes that the ability of the Funds of Funds to invest in other Funds of Funds in reliance on Rule 12d1-2 in combination with direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of mutual fund investors. Consistent with its fiduciary obligations under the Act, each Fund of Funds’ board of directors will review the advisory fees charged by the Fund of Funds’ investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS
     Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.
     In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:
     (I) the acquired company and the acquiring company are part of the same group of investment companies;
     (II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;
     (III) with respect to:
     (aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

     (bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]
     (IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).
     In 2006 the Commission adopted Rule 12d1-2 under the Act.7 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):
     (1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act;
     (2) Securities (other than securities issued by an investment company); and
     (3) Securities issued by a money market fund, when the acquisition is in reliance on rule 12d1-1.
For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.8 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”9 The adoption of the rule also reflects the

[7]	See Fund of Fund Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).

[8]	See Adopting Release at 17, n.58.

[9]	Id. at 17-18.

Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”10
     Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.11 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:
The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].
Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.12 Section 12(d)(1)(G) reflects a determination by Congress that certain funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that

[10]	See H.R. Rep. No. 622, 104th Cong. 2nd Sess., at 43-44 (1996).

[11]	See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

[12]	See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund not act as a fund of funds itself. The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.
     Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.
     Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.
V. SUPPORTING PRECEDENT
     The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments based on terms and conditions substantially identical to those proposed herein. See, e.g., First American Strategy Funds, Inc., et al., Investment Company Act Release Nos. 28683 (March 31, 2009) (notice) and 28715 (April 28, 2009) (order); Aberdeen Asset Management Inc., et al., Investment Company Act Release Nos. 28407 (Sept. 25, 2008) (notice) and 28443 (Oct. 21, 2008) (order); Delaware Management Business Trust, et. al., Investment Company Act Release Nos. 28405 (Sept. 24, 2008) (notice) and 28445 (Oct. 21, 2008) (order); Morgan Stanley Series Funds, et al., Investment Company Act Release Nos.

28388 (Sept. 23, 2008) (notice) and 28444 (Oct. 21, 2008) (order); Advanced Series Trust, et al., Investment Company Act Release Nos. 28355 (Aug. 8, 2008) (notice) and 28374 (Sept. 3, 2008) (order); PIMCO Funds, et al., Investment Company Act Release Nos. 28331 (July 17, 2008) (notice) and 28356 (Aug. 12, 2008) (order).
VI. APPLICANTS’ CONDITION
     Applicants agree that any order granting the requested relief will be subject to the following condition:
     1. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.
VII. REQUEST FOR ORDER
     Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.
VIII. PROCEDURAL MATTERS
     Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as follows: NAM and Nuveen Investments, 333 West Wacker Drive, 32nd Floor, Chicago, Illinois 60606; and FASF and FAIF, 800 Nicollet Mall, Minneapolis, Minnesota 55402. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.
     Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby states that the officer signing this amendment to the application on behalf of such Applicant is fully authorized to do so; that under the provisions of each Applicant’s articles of incorporation or limited liability company operating agreement, as the case may be, and bylaws, responsibility for the management of the affairs and business of the Applicant is vested in its respective board of directors or board of governors; that by resolution duly adopted and attached to the Application as initially filed as Exhibits A-1 through A-4, respectively, or by the other authority referred to therein, the board of directors or board of governors or the governing documents of each Applicant has authorized any officer of each Applicant to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto; that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant; and that the authorization described in this Application is applicable to the individual who signs this amendment and that such authorization still remains in effect.
     The verifications required by Rule 0-2(d) under the Act are attached as Exhibits B-1 through B-4 hereto.
     Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.
December 10, 2010.
Respectfully submitted,

NUVEEN ASSET MANAGEMENT

By	Gifford R. Zimmerman
Its	Managing Director

FIRST AMERICAN STRATEGY FUNDS, INC.

By	Jeffery M. Wilson
Its	Vice President

FIRST AMERICAN INVESTMENT FUNDS, INC.

By	Jeffery M. Wilson
Its	Vice President

NUVEEN INVESTMENTS, LLC

By	Gifford R. Zimmerman
Its	Vice President

EXHIBIT INDEX

B-1.	Verification of Nuveen Asset Management Pursuant to Rule 0-2(c)(1)
B-2.	Verification of First American Strategy Funds, Inc. Pursuant to Rule 0-2(c)(1)
B-3.	Verification of First American Investment Funds, Inc. Pursuant to Rule 0-2(c)(1)
B-4.	Verification of Nuveen Investments, LLC Pursuant to Rule 0-2(c)(1)

EXHIBIT B-1
NUVEEN ASSET MANAGEMENT
VERIFICATION PURSUANT TO RULE 0-2(d)
     The undersigned states that he or she has duly executed the attached “Amendment No. 2 to Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of Nuveen Asset Management; that he or she is the Managing Director of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
December 10, 2010

Gifford R. Zimmerman

Name:	Gifford R. Zimmerman

Title:	Managing Director

EXHIBIT B-2
FIRST AMERICAN STRATEGY FUNDS, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)
     The undersigned states that he or she has duly executed the attached “Amendment No. 2 to Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of First American Strategy Funds, Inc.; that he or she is the Vice President of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
December 10, 2010

Jeffery M. Wilson

Name:	Jeffery M. Wilson

Title:	Vice President

EXHIBIT B-3
FIRST AMERICAN INVESTMENT FUNDS, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)
     The undersigned states that he or she has duly executed the attached “Amendment No. 2 to Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of First American Investment Funds, Inc.; that he or she is the Vice President of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
December 10, 2010

Jeffery M. Wilson

Name:	Jeffery M. Wilson

Title:	Vice President

EXHIBIT B-4
NUVEEN INVESTMENTS, LLC
VERIFICATION PURSUANT TO RULE 0-2(d)
     The undersigned states that he or she has duly executed the attached “Amendment No. 2 to Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of Nuveen Investments, LLC; that he or she is the Managing Director of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
December 10, 2010

Gifford R. Zimmerman

Name:	Gifford R. Zimmerman

Title:	Managing Director